BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 601 W. Riverside Ave., Suite 900 Spokane, WA 99201 Tel: 509-747-8095 Fax: 509-747-0415 www.bdo.com November 30, 2021 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 23, 2021, to be filed by our former client, Key Tronic Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours,